February 7,  2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3030

Washington, DC  20549

Attn: Brian Cascio

Re:	Avnet, Inc.
Form 10-K for the fiscal year ended July 2, 2016
Filed August 12, 2016
File No. 001-04224

Dear Mr. Cascio:

Avnet, Inc. (“Avnet” or the “Company”) is in receipt of the Staff’s letter dated January 24, 2017 (the “Comment Letter”), regarding the Staff’s review of, and comment on, the above referenced filing.  The Company hereby submits the following response to the Staff.  For your convenience, the Company’s response is preceded with an italicized recitation of the corresponding comment set forth in the Comment Letter.

Form 10-K for Fiscal Year Ended July 2, 2016

1.

Information published by the U.S. Department of Commerce earlier this year and reported by various news organizations indicates that ZTE Corporation has re-exported controlled items to sanctioned countries contrary to U.S. law and that ZTE planned and organized a scheme to establish, control and use a series of shell companies to re-export controlled items to Iran in violation of U.S. export control laws.  We are aware of a news article stating that ZTE is effectively barred from selling telecommunications network equipment in the United States.  Recent news reports identify you as a ZTE supplier, and as among the “top US exporters to ZTE.” Another report identifies you as a ZTE distributor, and indicates that your shares fell 1.5 percent on the day after the Commerce Department imposed restrictions on sales to ZTE.  Please address for us the impact information about ZTE has had on your reputation and share value to date, and the possibility that this information will have adverse reputational and other effects upon you in the future because of your business relationship with ZTE.

RESPONSE:

Avnet is aware that ZTE is subject to heightened scrutiny by the U.S. Government and of the publicity relating to ZTE’s export control issues.  Avnet can confirm that it does not do business with any ZTE entity that is currently subject to export control restrictions.  Avnet conducts its business in compliance with all applicable export control laws and trade sanctions, and maintains a Global Trade Compliance Program designed to prevent the unauthorized sale, export, re-export or in-country transfer of the products and services it sells, and the diversion of those products in violation of applicable export control laws and trade sanctions.  The Company is not aware of any concerns from investors, customers or suppliers regarding Avnet’s business relationship with ZTE.  The Company notes that sales to ZTE were not material to the Company or to its Electronics Marketing operating group during fiscal year 2016.  Accordingly, Avnet is not aware of and does not anticipate any material adverse impact on its reputation or share value from doing business with ZTE.

2.

We are aware of publicly available information indicating that ZTE products are available in Sudan and Syria.  Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through direct or indirect arrangements, including any involving ZTE.  You should describe any products, components, services, information or technology you have provided into Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities they control.

RESPONSE:

Avnet has no known past, current or anticipated contacts with Sudan or Syria, and has not, to its knowledge, directly or indirectly provided any products, components, services, information or technology to those countries, whether involving ZTE or any other Avnet customer.  Further, Avnet does not have, nor has it had, any agreements, arrangements or other contacts with the governments of these countries or entities they control.

With reference to the response in comment 1, Avnet has in place a Global Trade Compliance Program designed to prevent the unauthorized sale, export or re-export of Avnet products to Sudan, Syria and any other country designated by the State Department as a state sponsor of terrorism.  As part of this program, Avnet’s standard terms and conditions of sale contain provisions relating to compliance with all applicable U.S. export control laws and trade sanctions.  In addition, relevant Avnet commercial documents include a destination control statement indicating that Avnet’s products are subject to U.S. export controls and that diversion of these products contrary to U.S. law is prohibited.

Form 8-K Filed October 27, 2016

Exhibits 99.1 and 99.2

3.

We note that you present non-GAAP operating measures which adjust captions from your income statement to include the results of the TS segment in continuing operations.  We also note that the TS segment is presented as discontinued operations under ASC 205 in your consolidated financial statements.  Please tell us why you believe this presentation is meaningful to an investor.  In addition, please explain to us how you considered the guidance in Question 100.04 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016 related to the use of individually tailored recognition and measurement methods.

RESPONSE:

Avnet entered into a definitive agreement to sell the Technology Solutions (“TS”) business on September 19, 2016.  Although investors were aware of the pending sale of TS, the Company’s earnings guidance previously provided to investors included expectations for Avnet sales and Avnet earnings per share as historically reported, which included the TS business.  Subsequent to the Company’s public announcement of the TS sale, investor expectations and consensus estimates for Avnet’s first quarter of fiscal 2017 ended October 1, 2016, were still based predominantly on a historical view of Avnet, which included the operations of the TS operating group.  As a result, the Company determined that, during this quarter of transition to discontinued operations reporting, the most meaningful presentation to investors for communicating the Company’s results was to align such reported results to the previously provided guidance.  Thus, the Company provided adjusted sales data based upon a historical view of Avnet and sales data, which only included sales from the Company’s continuing operations.  The Company felt that both amounts and related disclosures were meaningful to investors for that quarter.

In making the determination noted above, the Company considered the guidance included in Question 100.04 from the updated Compliance and Disclosure Interpretations issued on May 17, 2016.  Such guidance refers to adjustments to GAAP revenue recognition measures that may be considered an “individually tailored revenue recognition and measurement method,” which “could violate Rule 100(b) of Regulation G.”  The Company evaluated the requirements of ASC 205 noting that discontinued operations reporting changes the consolidated statement of operation presentation of sales, but does not impact the ASC 605 recognition or measurement of sales.  Additionally, as part of the ASC 205 disclosure requirements, the Company is required to make certain disclosures including the sales generated from discontinued operations.  As the sales generated from discontinued operations were recognized in accordance with ASC 605 and are a required disclosure under ASC 205, the Company believed that the “adjusted sales” non-GAAP measure did not meet the definition of an “individually tailored revenue recognition and measurement method” as illustrated by Question 100.04.

As the Company only intended to use this non-GAAP measure to transition investors from historical to discontinued operations reporting for the first quarter of fiscal 2017, the Company has subsequently stopped reporting the “adjusted sales” non-GAAP measure.  Accordingly, in connection with the reporting of the Company’s second quarter of fiscal 2017 financial results on January 26, 2017, such non-GAAP measure was not provided to investors and the Company will no longer use such measure in any future filings.

* * * * *

If any of these responses require further explanation, please do not hesitate to contact me at 480-643-7203.  In addition, please feel free to contact Ken Jacobson, Vice President of Global Finance and Accounting, at 480-643-7510, or Mike McCoy, Vice President and Secretary, at 480-643-7248.  We look forward to working with you in completion of your review of the above referenced filing.

Sincerely,

/s/ Kevin Moriarty

Kevin Moriarty
Senior Vice President and
Chief Financial Officer

cc:	Ken Jacobson
Mike McCoy